Sub-item 77D(g)
LEGG MASON GLOBAL ASSET MANAGEMENT TRUST
LEGG MASON BATTERYMARCH INTERNATIONAL EQUITY TRUST

Effective June 16, 2014, the first four paragraphs of the section of the Summary Prospectus and Prospectus titled "Principal investment strategies" are replaced with the following text:

Batterymarch Financial Management, Inc., the fund's subadviser, currently intends to invest substantially all of the fund's assets in non-U.S. equity securities.

The subadviser uses a quantitative process and seeks to add value through stock selection and region, country and sector allocation. Region, country and sector allocations are based on rankings generated by the subadviser's proprietary models. The subadviser periodically reviews these allocations and may adjust them based on current or anticipated market conditions or in an effort to manage risk consistent with the fund's investment objective.

The fund may invest up to 35% of its total assets in securities of emerging market issuers.

Effective June 16, 2014, the section of the Prospectus titled "More on the fund's investment strategies, investments and risks - Selection process" is replaced with the following text:

The portfolio managers use a quantitative process that assesses stocks by relative attractiveness based on a variety of measures including value, cash flow, earnings growth and sentiment. The portfolio managers are part of a team approach to research to improve the quantitative models, and thus the models are expected to evolve over time as changes are incorporated.

The portfolio managers seek to add value through stock selection and region, country and sector allocation. Region, country and sector allocations are based on rankings generated by the subadviser's proprietary models. The portfolio managers periodically review these allocations and may adjust them based on current or anticipated market conditions or in an effort to manage risk consistent with the fund's investment objective.